

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 12, 2017

Dennis Mancino
Chief Executive Officer
HD View 360 Inc.
150 SE 2nd Avenue, Suite 404
Miami, FL 33131

> **Re: HD View 360 Inc.**
> **Registration Statement on Form S-1**
> **Filed June 29, 2017**
> **File No. 333-219044**

Dear Mr. Mancino:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risks Related to Our Common Stock, page 11

1.   We note your disclosures that there is no established public trading market for your common stock and your shares are not quoted on any quotation system. Elsewhere in your filing however, you disclose that your common stock is quoted over-the-counter under the symbol HDVW. Please reconcile these statements.

2.   Please also consider adding a risk factor discussing the impact of the investment agreement upon the market price of the Company's stock as WT will be receiving stock at a discount to the market price. Please also highlight the unlikelihood that the Company will receive the entire $2 million during the pendency of the offering as the number of

shares to be put to WT is fixed while the put prices may be variable and below the amount necessary to reach $2 million.

Exhibit 5: Legal Opinion of Counsel

3.   We note the statement of counsel that the Company "is authorized to issue the shares of stock" covered by this registration statement. The opinion of counsel should also fully opine as to whether the shares will be "legally issued." Please see Division of Corporation Finance, Staff Legal Bulletin No. 19, available at https://www.sec.gov/interps/legal/cfslb19.htm.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications